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                                                                     Form U-6B-2


                       Securities and Exchange Commission
                                 Washington, DC


                                   Form U-6B-2
                           Certificate of Notification
                         Carolina Power & Light Company
                            410 S. Wilmington Street
                                Raleigh, NC 27602

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by Carolina Power & Light Company

This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48, [Reg.Section 250.48, paragraph 36,621].

REQUIREMENTS:

1.       Type of the security or securities.

         6.50% Notes due 2012

2.       Issue, renewal or guaranty.

         Issuance

3.       Principal amount of each security.

         $500,000,000

4.       Rate of interest per annum of each security.

         6.50%

5.       Date of issue, renewal or guaranty of each security.

         July 30, 2002

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6.       If renewal of security, give date of original issue.

         N/A

7.       Date of maturity of each security.
               (In case of demand notes, indicate "on demand").

         July 15, 2012. The Notes are subject to optional redemption, at any time by the Company.

8. Name of the person to whom each security was issued, renewed or guaranteed.

         Merrill Lynch, Pierce, Fenner & Smith Incorporated; BancOne Capital Markets, Inc.; Barclays Capital Inc.; and Mellon Financial Markets, LLC

9.       Collateral given with each security, if any.

         None

10.      Consideration received for each security.

         Cash. Net proceeds to the Company after underwriting discounts, were approximately $496,550,000.

11.      Application of proceeds of each security.

         Proceeds were used to retire short-term borrowings incurred in connection with the retirement of the Company's Extendible Notes.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a.  The provision contained in the first sentence of Section 6(b)[_]

         b.  The provisions contained in the fourth sentence of Section 6(b)[_]

         c. The provisions contained in any rule of the Commission other than Rule U-48 [X]

13.      If the security or securities were exempt from the provisions of
         Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to

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         which company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding shall be considered as maturing in not more than nine months for the purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).

         N/A

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(B), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

         N/A

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 (Reg.
         Section 250.48, paragraph 36,621) designate the rule under which exemption is claimed.

         Rule 52(a)

                                                Carolina Power & Light Company

                                                By: /s/ Thomas R. Sullivan
                                                   -----------------------------
                                                        Thomas R. Sullivan
                                                             Treasurer

Date:  August 9, 2002